Teachers Insurance and Annuity Association of America College Retirement Equities Fund 8500 Andrew Carnegie Boulevard Charlotte, NC 28262	John M. McCann Director, Associate General Counsel, Asset Management Law (704) 988-6543 (tele) (704) 988-1615 (fax) jmccann@tiaa-cref.org

September 25, 2014

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 79 to Registration Statement on Form N-1A (File Nos. 333-76651, 811-09301)

Dear Ms. Skeens:

On behalf of the TIAA-CREF Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 79 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 76, which was filed with the Securities and Exchange Commission (“SEC”) on June 27, 2014 (the “initial filing”).

Some of the changes made in the Amendment were in response to your comments on the Prospectuses and Statements of Additional Information (“SAI’s”) included in the initial filing, as relayed to me by telephone on July 22, 2014. Set forth below are responses to the staff’s comments on the initial filing.

1. Please confirm that all of the exhibits and other information generally required to be included with an effective registration statement and that were omitted from the initial filing will be provided in the Amendment.

We can confirm that all such missing information will be provided in the Amendment.

2. Please include the “Tandy” representations in your comment response letter filed on EDGAR.

On behalf of the Registrant, it is hereby acknowledged: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) the action of the SEC or its staff in acknowledging the effective date of the Amendment does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Amendment; and (iii) the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

3. In the heading of the Fee and Expense tables set forth in each prospectus included in the initial filing, the following language is used: “(deducted directly from gross amount of transaction).” Please make this language more closely track that found in Item 3 of Form N-1A.

Deborah D. Skeens

September 25, 2014

The heading of the Fee and Expense table of each prospectus contained within the Amendment has been revised to read “fees paid directly from your investment” as contemplated by Item 3 of Form N-1A.

4. Please confirm that the expense example set forth in the Emerging Markets Debt Fund (the “EMD Fund”) prospectus reflects the supplemental fee waiver only for the one-year term of the waiver.

We can confirm that the expense example set forth in the EMD Fund prospectus reflects the supplemental fee waiver only for the one-year term of the waiver.

5. Footnote 1 to the Annual Fund Operating Expense Table found in each of the Lifecycle 2060/2060 Index Fund prospectus describes certain waivers of fees under a Retirement Class 12b-1 plan. Form N-1A does not require nor does it expressly permit the inclusion of this disclosure. Please remove or indicate in your response why you believe it is justified.

We believe this language should be retained.  It is longstanding disclosure and is meant to give shareholders notice of a potential other fee and the amount that could be applied after the waiver expiration date. This language also appears widely in the prospectuses of the funds comprising the TIAA-CREF Lifecycle and TIAA-CREF Lifecycle Index fund families.

6. Please review the principal risk disclosures to ensure that they describe the actual derivative instruments (and the associated principal risks) that the EMD Fund tends to use to achieve its investment objective. See the following for more information: (i) Letter dated July 30, 2010 from Barry D. Miller to Karrie McMillan and (ii) IM Guidance Update No. 2013-05. Please also confirm that each type of instrument named in the risk disclosure is consistent with the EMD Fund’s investment strategy.

We can confirm that the principal risk disclosures set forth in the EMD Fund prospectus appropriately disclose the actual derivative instruments (and associated principal risks) the EMD Fund will use to achieve its investment objective. We can also confirm that each type of derivative instrument listed in the risk disclosure is consistent with the EMD Fund’s investment strategy.

7. Please confirm that you have the records necessary to support the calculation of prior composite performance presented in the EMD Fund prospectus per Investment Advisers Act Rule 204-2(a)(16).

We can confirm that we have the records necessary to support the calculation of prior composite performance presented in the EMD Fund prospectus per Investment Advisers Act Rule 204-2(a)(16) .

8. Please disclose in the EMD Fund prospectus that the Emerging Markets Debt composite contains all accounts or funds that are substantially similar to the EMD Fund or alternatively if you are omitting any funds or accounts, please supplementally represent that the exclusion of those funds/accounts does not cause the composite to be misleading.

A sentence has been added to the EMD Fund prospectus indicating that the Emerging Markets Debt Composite contains all accounts or funds that are substantially similar to the EMD Fund.

Deborah D. Skeens

September 25, 2014

9. The EMD Fund prospectus indicates that the “diversification requirements, specific tax restrictions, and investment limitations imposed on the EMD Fund by the Investment Company Act of 1940 and Subchapter M of the Internal Revenue Code, which, if applicable, may have affected the performance of the Composite.” Please disclose in the EMD Fund prospectus that these itemized differences do not make the composite performance misleading.

We can confirm that in the view of the EMD Fund’s investment adviser, Teachers Advisors, Inc., the differences between the composite performance and the performance of the EMD Fund as set forth in the EMD Fund prospectus do not make the inclusion of that supplemental performance data misleading to EMD Fund investors. However, Registrant has not included the requested disclosure in its prospectus, as the inclusion of such disclosure in such a presentation is not consistent with industry practice and is unlikely to significantly enhance investor understanding of the information presented.

10. In the section of the EMD Fund prospectus presenting the performance of a substantially similar composite, please indicate in the headings of both the Average Annual Total Return and Annual Total Return tables that the returns set forth below are not those of the Fund.

In the section of the EMD Fund prospectus disclosing the performance of a substantially similar composite, we have modified the headings of both the Average Annual Total Return Table and Annual Total Return Table to read “Average Annual Total Return of the Emerging Markets Debt Composite” and “Annual Total Return of the Emerging Markets Debt Composite.” We also note that the first sentence of the paragraph immediately preceding these tables as set forth in the EMD Fund prospectus indicates “THE INVESTMENT RESULTS PRESENTED BELOW ARE NOT THOSE OF THE FUND AND ARE NOT INTENDED TO PREDICT OR SUGGEST RETURNS THAT MIGHT BE EXPERIENCED BY THE FUND.” This disclosure also appears on the same printed page of the EMD Fund prospectus as does the applicable tables.

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If you have any questions, please do not hesitate to call me at (704) 988-6543.

Very truly yours,

/s/ John M. McCann
John M. McCann

cc:	Rachael M. Zufall
Senior Director, Associate General Counsel, Investment Advisors, TIAA-CREF